EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                               November 24, 2009

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY

www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS
       Subject of the Event: Indication of the Payment to the Shareholders

As was reported by the Bank in its Immediate Report of November 23, 2009, BGI Investments (1961) Ltd. ("B.G.I.") was chosen by the State of Israel as the "Preferred Bidder" in the sale process of the Bank's shares, and this according to the price bid submitted by B.G.I. on November 23, 2009 in the sum of NIS 572 million.

The sale of the Bank's shares is taking place within the framework of an arrangement plan between the Bank and its shareholders that was approved by the shareholders of the Bank and the court ("THE ARRANGEMENT PLAN"). According to the Arrangement Plan, the distribution of the proceeds among the Bank's shareholders (net of the sum of NIS 110,000 plus VAT to the State of Israel), will be made pursuant to formulas of Prof. A. Barnea that are included in his proposal for the distribution of the proceeds, which is a part of the Arrangement Plan.

Prof. A. Barnea's proposal, which includes the distribution formulas, was published by the Bank as part of an Immediate Report issued by the Bank on September 25, 2008. (The distribution formulas are included in Exhibit F of Prof. A. Barnea's proposal).

According to the Arrangement Plan, the calculation of the sum to paid, pursuant to Prof. A. Barnea's proposal, for each of the shares included in the shares that are sold, will be performed by the State of Israel.

According to these formulas, the sum to be paid for the Bank's C, CC and CC1 class shares traded on the Tel Aviv Stock Exchange is affected primarily by the exchange rate of the dollar at the time of the payment of the consideration ("THE DETERMINING DOLLAR RATE") and also by the amount of the dividend that accumulates on these shares until the date of the payment of the consideration. Even the exact amount of the consideration, which affects both the amount that will be paid for the above C, CC and CC1 class shares and also the amount that will be paid for the Bank's Preferred Ordinary shares, which are also traded on the Tel Aviv Stock Exchange, is unknown at this time, because interest, at the rate of the Accountant General, will be added on to the amount proposed by B.G.I., from the date of the bid until the closing date, meaning, the date of the payment of the consideration (the closing date has yet to be determined and the rate of interest may change).


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Therefore, in light of the above, fixing the exact amount that each shareholder of the sold shares is expected to receive is not possible at this time.

However, ONLY AS AN INDICATION, the Bank made calculations of the amounts that will be paid to the shareholders based upon various assumptions regarding the above factors. These assumptions are as follows:

     o    The closing date: December 31, 2009.

     o    The Accountant General's interest will remain at its current rate
          (2.25%).

     o    The determining rate of the dollar will be NIS 3.79 to the dollar.

BE AWARE THAT THESE CALCULATIONS ARE BASED ON ASSUMPTIONS THAT MAY NOT TAKE PLACE, THAT THESE ARE NOT THE DETERMINING CALCULATIONS AND DO NOT REPLACE THE CALCULATIONS OF THE STATE OF ISRAEL - WHICH ARE THE DETERMINING CALCULATIONS ACCORDING TO THE ARRANGEMENT PLAN - AND THAT LIKE ANY CALCULATION, THEY ARE SUBJECT TO MISUNDERSTANDINGS AND HUMAN ERROR.

According to calculations made by the Bank, BASED UPON THE ABOVE ASSUMPTIONS, the amounts that are expected to be paid to the holders of the Bank's shares that are traded on the Tel Aviv Stock Exchange are as follows:

Preferred Ordinary Shares:          NIS 16.66 per share

Preference C Shares:                NIS 5.495 per share

Preference CC Shares:               NIS 54.95 per share

Preference CC Shares:               NIS 54.95 per share

These amounts, as stated above, are not binding and should not be considered as a representation or undertaking of the Bank.

IN ANY EVENT, THE INVESTING PUBLIC IS REFERRED TO PROF. A. BARNEA'S FORMULAS, THAT WERE PUBLISHED AS PART OF THE ABOVE-MENTIONED IMMEDIATE REPORT, IN ORDER TO PERFORM AN INDEPENDENT CALCULATION TO DETERMINE THE AMOUNT TO BE RECEIVED FOR THE BANK'S SHARES. Within that Report, are also tables illustrating the distribution of the proceeds for the various classes of shares and explanations for the implementation of the formulas.

The date and time when the Company was first made aware of the event or matter:

November 24, 2009 at 10:00 A.M.